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jlehner@shearman.com	March 3, 2017
+1.416.360.2974

BY EDGAR (FILED AS CORRESPONDENCE)

Mr. Joseph McCann
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fairfax Financial Holdings Limited
Registration Statement on Form F-4
Filed February 15, 2017

Dear Mr. McCann:

On behalf of our client, Fairfax Financial Holdings Limited, which filed a Registration Statement on Form F-4 (the “Form F-4”) with the Securities and Exchange Commission (the “Commission”) on February 15, 2017, in connection with its previously announced exchange offer to acquire all of the outstanding shares of Allied World Assurance Company Holdings, AG (the “Offer”), please find attached as Annex I a draft table listing each of the form requirements of Schedule TO as they relate to the Offer, together with corresponding cross-references (as they will appear in the Schedule TO that Fairfax intends to file with the Commission) to the relevant sections of the preliminary prospectus contained in the Form F-4 (the “Prospectus”) in which such requirements of Schedule TO are satisfied.

*                                         *                                         *

Please do not hesitate to contact the undersigned at (416) 360-2974 with any questions or comments you may have.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA; NOT QUALIFIED TO PRACTICE ONTARIO LAW.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Yours faithfully,

/s/ Jason Lehner

JL/sjs

cc:                                Derek Bulas — Fairfax Financial Holdings Limited
Scott Petepiece — Shearman & Sterling LLP
Sean J. Skiffington — Shearman & Sterling LLP

2

ANNEX I	DRAFT

Schedule TO Item	Prospectus Section containing Required Information
Item 1. Summary Term Sheet.	The information required by Item 1001 of Regulation M-A is set forth in the section of the Prospectus entitled “Summary”.
Item 2. Subject Company Information. (a) Name and Address. (b) Securities. (c) Trading Market and Price.

(a)                       The information required by Item 1002(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Summary—The Companies—Allied World”.

(b)                       The information required by Item 1002(b) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer—The Offer”.

(c)                        The information required by Item 1002(c) of Regulation M-A is set forth in the section of the Prospectus entitled “Comparative Per Share Market Price and Dividend Information”.

Item 3. Identity and Background of Filing Person. (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The information required by Items 1003(a)-(c) of Regulation M-A is set forth in the sections of the Prospectus entitled “Summary—The Companies—FFH Switzerland,” “Summary—The Companies—Fairfax,” “Information About FFH Switzerland,” and “Management of Fairfax,” and in Fairfax’s Annual Report on Form 40-F for the fiscal year ended December 31, 2015, filed with the SEC on March 11, 2016, incorporated by reference in the Prospectus.

Item 4. Terms of the Transaction. (a)(1) Material Terms — Tender Offer. (a)(2) Material Terms — Mergers or Similar Transactions.

The information required by Item 1004(a) of Regulation M-A, except for the information required by Item 1004(a)(1)(ix), which is not applicable, is set forth in the sections of the Prospectus entitled “The Offer,” “Comparison of Shareholders’ Rights” and “Material Tax Consequences”.

Item 5. Past Contacts, Transactions, Negotiations and Agreements. (a) Transactions. (b) Significant Corporate Events.

(a)                       The information required by Item 1005(a) of Regulation M-A is set forth in the sections of the Prospectus entitled “Related Party Transactions” and “Interests Of Allied World, FFH Switzerland and Fairfax and their Directors and Officers—Interests of Fairfax, FFH Switzerland and their Directors and Executive Officers in the Offer”.

DRAFT

Schedule TO Item	Prospectus Section containing Required Information
(b) The information required by Item 1005(b) of Regulation M-A is set forth in the section of the Prospectus entitled “Background to and Reasons for the Transactions—Background to the Transactions”.
Item 6. Purposes of the Transaction and Plans or Proposals. (a) Purposes. (c) Plans.

(a)                       The information required by Item 1006(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Background to and Reasons for the Transactions—Fairfax’s Reasons for the Transactions”.

(c)                        The information required by Items 1006(c)(1) through (5) of Regulation M-A is set forth in the sections of the Prospectus entitled “Plans and Proposals For Allied World” and “The Merger Agreement—Structure of the Merger; Surviving Company”; the information required by Items 1006(c)(6) and (7) of Regulation M-A is set forth in the sections of the Prospectus entitled “The Offer—Effect of the Offer on the Market for Allied World Shares,” “Plans and Proposals for Allied World—Delisting and Deregistration—NYSE Listing” and “Plans and Proposals for Allied World—Delisting and Deregistration—Exchange Act Registration”.

Item 7. Source and Amount of Funds or Other Consideration. (a) Source of Funds. (b) Conditions. (d) Borrowed Funds.

(a)                       The information required by Item 1007(a) of Regulation M-A is set forth in the sections of the Prospectus entitled “The Offer—Terms of the Offer” and “The Offer—Sources and Amount of Funds”.

(b)                       Not applicable.

(d)                       Not applicable.

Item 8. Interest in Securities of the Subject Company. (a) and (b) Securities Ownership; Securities Transactions.

The information required by Item 1008 of Regulation M-A is set forth in the section of the Prospectus entitled “Interests of Allied World, FFH Switzerland and Fairfax and their Directors and Officers—Interests of Fairfax, FFH Switzerland and their Directors and Executive Officers in the Offer—Securities Ownership and Transactions”.

Item 9. Persons/Assets, Retained, Employed,	The information required by Item 1009(a) of

DRAFT

Schedule TO Item	Prospectus Section containing Required Information
Compensated or Used. (a) Solicitations or Recommendations.	Regulation M-A is set forth in the section of the Prospectus entitled “The Offer—Fees and Expenses”.
Item 10. Financial Statements. (a) Financial Information. (b) Pro Forma Information.	(a)

The information required by Item 1010(a) of Regulation M-A with respect to Fairfax is set forth in the sections of the Prospectus entitled “Selected Historical Consolidated Financial Data of Fairfax” and “Unaudited Comparative Historical and Pro Forma Share Information,” and in the consolidated financial statements of Fairfax and the accompanying notes incorporated by reference in the Prospectus.

(b)

The information required by Item 1010(b) of Regulation M-A with respect to Fairfax is set forth in the sections of the Prospectus entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Comparative Historical and Pro Forma Share Information” and “Unaudited Pro Forma Condensed Combined Financial Information”.

Item 11. Additional Information. (a)(1) (a)(2), (3) (a)(4) (a)(5) (c)	(a)(1)

The information required by Item 1011(a)(1) of Regulation M-A is set forth in the section of the Prospectus entitled “The Merger Agreement—Covenants—Allied World Shareholder Meeting and Shareholder Voting Agreement”.

	(a)(2), (3)	The information required by Items 1011(a)(2) and (3) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer—Regulatory Matters”.
(a)(4)

The information required by Item 1011(a)(4) of Regulation M-A will be set forth in the section of the Prospectus entitled “Plans and Proposals for Allied World—Margin Regulations” to be included in an amendment to the Prospectus.

	(a)(5)	Not applicable.
	(c)	The information required by Item 1011(c) of Regulation M-A is set forth in the section of the Prospectus entitled “The Merger Agreement”.

DRAFT

Schedule TO Item	Prospectus Section containing Required Information
Item 12. Exhibits.

The information required by Items 1012(a), (b), (d), (g) and (h) of Regulation M-A have been (or will be filed by amendment, if indicated by an asterisk below) filed as exhibits to the Prospectus, as follows:

(a)(1)(i) Form of Letter of Transmittal*

(a)(1)(ii) Notice of Guaranteed Delivery*

(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(iv) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2) Recommendation Statement of Allied World’s Board of Directors*

(a)(3) Not applicable.

(a)(4) Prospectus

(a)(5) Summary Advertisement in [The Wall Street Journal]* (b) None.

(d) Form of Company Shareholder Voting Agreement, dated December 18, 2016, among Fairfax Financial Holdings Limited and certain shareholders of Allied World Assurance Company Holdings, AG

(g) None.

(h)(i) Opinion of Shearman & Sterling LLP regarding certain U.S. tax matters

(h)(ii) Opinion of Torys LLP, regarding certain Canadian tax matters

(h)(iii) Opinion of Homburger AG, regarding certain Swiss tax matters*

Item 13. Information Required by Schedule 13E-3.	Not applicable.